UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-39600

EQONEX LIMITED

(Translation of registrant’s name into English)

118 Piccadilly

Mayfair, London WIJ 7NW

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Singapore Statutory Financial Statements

EQONEX LIMITED (the “Company”) has, in connection with its Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held on November 29, 2022 and in accordance with Singapore law, prepared Singapore statutory financial statements for the Company and its subsidiaries (collectively, the “Group”) for the year ended March 31, 2022, to be delivered to the Company’s shareholders prior to the Annual General Meeting. The Singapore statutory financial statements were prepared in accordance with the provisions of the Singapore Companies Act and the Singapore Financial Reporting Standards (International) issued by the Accounting Standards Council which are simultaneously compliant with the International Financial Reporting Standards issued by the International Accounting Standards Board.

Going Concern Assumption

In preparing the Singapore statutory financial statements, management of the Group has given careful consideration to the going concern status of the Group in light of the fact that the Group has incurred a loss for the year of $75,819,128 and cash outflows from operating activities of $42,607,632 for the year ended March 31, 2022, and as of that date, the Group had net current assets of $4,155,521 and net assets of $4,098,206, among which the Group had cash and cash equivalents of $4,882,410 and a non-current convertible loan (the “Bifinity Loan”) of $2,774,692, which was under a $36 million convertible loan agreement (the “Loan Agreement”) with Bifinity UAB (“Bifinity”) with details set out in Note 30 to the consolidated financial statements contained in the Company’s annual report for the year ended March 31, 2022 on Form 20-F filed with the Securities and Exchange Commission on August 15, 2022.

Subsequent to March 31, 2022, the end of the reporting period of the Singapore statutory financial statements, the Group is currently in breach of certain provisions of the Loan Agreement and consequently seeking a waiver from Bifinity on such breaches. Pursuant to a third amendment agreement to the Loan Agreement entered into by the Company and Bifinity on September 30, 2022, the drawdown of the fifth tranche of the Bifinity Loan was postponed from September 15, 2022 to October 27, 2022. Up to the date of this Form 6-K, the fifth tranche of the Bifinity Loan has not been drawn down. Based on the working capital forecast prepared by management of the Group, the financial resources available to the Group as of March 31, 2022 and up to the date of this Form-6-K may not be sufficient to satisfy the working capital requirements of the Group for a period of twelve months from the date of this 6-K, which may cast significant doubt on the Group’s ability to continue as a going concern. The Group is pursuing financing options including, but not limited to, equity financing from the issuance of new shares, where negotiation with potential investors is ongoing as of the date of this Form 6-K.

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The above conditions indicate the existence of a material uncertainty which may cast significant doubt on the Group’s ability to continue as a going concern. Management has reviewed the Group’s cash flow projections which cover a period of not less than twelve months from the date of this Form 6-K, and is of the opinion that the Group will not have sufficient working capital to meet its financial obligations that will be due in the coming twelve months from the date of this Form 6-K, and the on-going covenants compliance under the Loan Agreement unless one or both of the following efforts are successful or other sources of funding are found: (i) agreeing with Bifinity on amendments to the Loan Agreement; and/or (ii) raising equity financing through the issuance of new shares. If the Group had sufficient working capital to meet its cash flow requirements in the next twelve months from the date of this Form 6-K, then management is of the opinion that it would be appropriate to prepare the Singapore statutory financial statements on a going concern basis.

Notwithstanding the above, significant uncertainties exist as to whether the Group can achieve the plans and measures described above to generate adequate cash inflow as scheduled. Should the Group be unable to operate as a going concern for the next twelve months from the date of this Form 6-K, adjustments would have to be made to reduce the carrying values of the Group’s assets to their realizable values, to provide for financial liabilities which might arise, and to reclassify non-current assets and non-current liabilities as current assets and current liabilities, respectively. The effects of these adjustments have not been reflected in the Singapore statutory financial statements.

Subsequent Events

Subsequent to March 31, 2022, the end of the reporting period of the Singapore statutory financial statements, the second, third and fourth tranches of the Bifinity Loan with an aggregate amount of $15 million have been drawn down by the Group and were paid by Bifinity. On September 30, 2022, the Company entered into a third amendment agreement to the Loan Agreement with Bifinity, pursuant to which the drawdown date of the fifth tranche of the Bifinity Loan of $9 million was postponed from September 15, 2022 to October 27, 2022. Up to the date of this Form 6-K, the fifth tranche of the Bifinity Loan has not been drawn down.

Audit of Singapore Statutory Financial Statements

The Company engaged an independent accounting firm in Singapore to audit the Singapore statutory financial statements in accordance with Singapore Standards on Auditing and to issue an auditor’s report. In the auditor’s report, the Singapore audit firm did not express an opinion on the Singapore statutory financial statements. Because of the significance of the matters described above, the Singapore audit firm was not able to obtain sufficient appropriate audit evidence to provide a basis for an audit opinion on the Singapore statutory financial statements.

The auditor’s report stated that the conditions mentioned above indicated the existence of material uncertainties which may cast significant doubts on the ability of the Group and the Company to continue as a going concern.

The Singapore audit firm was not able to obtain sufficient audit evidence regarding the likely outcome of the Group’s ability to obtain the financing arrangements mentioned above. Accordingly, they are uncertain of the appropriateness of the use of the going concern assumption in the preparation of the Singapore statutory financial statements.

In addition, in view of the significance of the matters referred to above, the Singapore audit firm did not express an opinion on whether the accounting and other records required by the Singapore Companies Act 1967 to be kept by the Company and those subsidiary corporations incorporated in Singapore of which they are the auditors, have been properly kept in accordance with the provisions of such Act.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQONEX LIMITED

Date: November 15, 2022	By:	/s/ Daniel Ling
	Name:	Daniel Ling
	Title:	Chief Financial Officer

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